

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 8, 2009

Mr. Robert J. Barish
Senior Vice President and Controller
Verizon Communications, Inc.
One Verizon Way, 4th Floor
Basking Ridge, NJ 07920

> **RE: Verizon Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 24, 2009**
> **File No. 1-08606**

Dear Mr. Barish:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director